

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2022

Eugene Williams
Chairman and Chief Executive Officer
ProMIS Neurosciences Inc.
Suite 200, 1920 Yonge Street
Toronto, Ontario
M4S 3E2

   Re: ProMIS Neurosciences Inc.
    Registration Statement on Form 10
    Filed June 22, 2022
    File No. 001-41429

Dear Mr. Williams:

  We have reviewed your filing and have the following comment.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Registration Statement on Form 10 filed June 22, 2022

Development of a Therapy for the Treatment of ALS
PMN267, page 14

1. Please revise your description of the PMN267 transgenic mouse model to eliminate the term "encouraging." You may describe the referenced model and present the objective results that lead you to conclude that the results are encouraging. Please also revise your description of the in vitro studies performed in collaboration with Dr. Gene Yeo at University of California San Diego to provided more detailed and quantified information relating to the misfolded TDP-43 reduction.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Gary Newberry at 202-551-3761 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences

cc: Thomas M. Rose, Esq.